
GRASIM
ADITYA BIRLA GROUP


05005967

January 24, 2005

82-3322

AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

SUPPL


SEC MAIL PROCESSING
RECEIVED
FEB 15 2005
WASH. DC SECTION
213

Dear Sir,

Sub: voluntary Delisting of Equity Shares

Ref: SEBI (Delisting of Securities) Guidelines, 2003

Please note that Calutta Stock Exchange, Kolkata vide its letter No.CSEA/LD/032/2005 dated January 18, 2005 (copy enclosed) has informed the Company that it has delisted the shares of the Company from its Stock Exchange pursuant to the application made by the Company to it for Voluntary Delisting of its Shares.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

encl: as above

PROCESSED
FEB 22 2005
THOMSON
FINANCIAL

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 025.
Tel. 91-22-5652 5000 / 2499 5000 • Fax. 91-22-5652 5114, 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)



The Calcutta Stock Exchange Association Limited

7 , Lyons Range, Kolkata 700 001
Phone: 2220-1488, 2220-6977, 2220-7209, 2220-6928
Cable : CALSTOCK Fax : 033-2202514, 210 4486

Ref.No.CSEA/LD/ 032/2005. 18th January,2005.

The Company Secretary,
Grasim Industries Limited,
Corporate Finance Division,
Aditya Birla Centre.
'A' Wing, 2nd Floor,
S.K. Ahire Marg, Worli,
Mumbai.400 025.

Dear Sir,

Sub: Voluntary delisting of equity shares of your company under SEBI (Delisting of Securities) Guidelines – 2003

Please refer to your letter dated 9th June,2004 on the subject cited above.

We write to inform you that your request for voluntary delisting of the listed securities of your company has been approved by the Exchange on 6th July, 2004 in terms of the SEBI (Delisting of Securities) Guidelines – 2003 subject to payment of listing fee upto the financial year 2004-2005.

Your company has since made payment of up-to-date listing fee, the notice for delisting of your listed equity shares is being issued and the name of the company is being removed as a listed securities from the Official list of the Exchange.

However, considering the interest of the general investors of your securities, the said equity shares of your company will, henceforth be traded under the "Permitted Category" on the Exchange.

Thanking you,

Yours faithfully,

(Dy.Secretary)

acs